HUADI INTERNATIONAL GROUP CO., LTD.

Tianzhong Street, Longwan District

Wenzhou, Zhejiang Province

People’s Republic of China 325025

October 7, 2022

Via Edgar Correspondence

Bradley Ecker

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Huadi International Group Co., Ltd. (the “Company”)

To whom it may concern:

This letter is in response to the letter dated July 22, 2022 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Huadi International Group Co., Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Form F-3 filed June 28, 2022

Cover page

1)	On your cover page, clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Throughout your prospectus, refrain from using terms such as “we” or “our” when describing activities or functions of a PRC-based subsidiary. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the draft to disclose how we refer to the holding company and subsidiaries when providing the disclosure throughout the document. We have refrained from using terms such as “we” or “our” when describing activities or functions of a PRC-based subsidiary.

We have also disclosed that our subsidiaries conduct operations in China and that the holding company does not conduct operations, and we clearly disclosed the entity (including the domicile) in which investors are purchasing an interest, as follows on the cover page of the prospectus:

“Huadi International is a Cayman Islands incorporated holding company and it does not conduct operations. Huadi International conducts business through its subsidiaries in China. Investors are cautioned that you are not buying shares of a China-based operating company but instead are buying shares of a Cayman Islands holding company with operations conducted by its subsidiaries.”

2)	On your cover page, provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have included on the cover page and provided a description of how cash is transferred through our organization and disclose our intentions to distribute earnings or settle amounts owed under our agreements. We have also stated whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Such description has been provided on second page of the Cover Page as follows:

“Our equity structure is a direct holding structure. Within our direct holding structure, the cross-border transfer of funds within our corporate entities is legal and compliant with the laws and regulations of the PRC. After the foreign investors’ funds enter Huadi International, the funds can be directly transferred to the PRC operating companies through its subsidiaries. Specifically, Huadi International is permitted under the Cayman Islands laws to provide funding to our subsidiaries in the PRC, Hong Kong and through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Our subsidiary in the Hong Kong is also permitted under the laws of Hong Kong to provide funding to Huadi International through dividend distribution without restrictions on the amount of the funds. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this prospectus, there have not been any transfers, dividends or distributions made between the holding company, its subsidiaries, and to investors. Furthermore, as of the date of this prospectus, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. We have also not installed any cash management policies that dictate the amount of such funds and how such funds are transferred. For the foreseeable future, we intend to use the earnings for our business operations and as a result, we do not intend to distribute earnings or pay any cash dividends. See “Transfers of Cash Between Our Company and Our Subsidiaries” on page 3 of the 2021 Annual Report and on page 8 of the Prospectus Summary.”

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Huadi International Group Co., Ltd.

/s/ Huisen Wang
Name:	Huisen Wang
Title:	Chief Executive Officer & Chairman of the Board